MYSWIMPRO, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS
ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

DATE ISSUED: 25 October 2021

MYSWIMPRO, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of MYSWIMPRO, INC.,

206 East Huron Street,

Ann Arbor, MI 48104

I have audited the accompanying financial statements of MYSWIMPRO, INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of MYSWIMPRO, INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

US CPA Colorado 0033681

10/25/2021

MYSWIMPRO, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	745,378	671,540
Merchant cash receivable		41,447	46,349
Escrow account		101	101
Total current assets		**786,926**	**717,990**
Non-current assets:			
Fixed Assets:			
Computers		13,787	14,048
Less accumulated depreciation		(4,552)	(2,142)
Total Fixed Assets		**9,235**	**11,906**
Intangible assets:			
Software		205,681	89,493
Less accumulated amortization		-	-
Total intangible assets		**205,681**	**89,493**
Total non-current assets		**214,916**	**101,399**
Total Assets	$	**1,001,842**	**819,389**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards	$	8,756	7,928
Accrued expenses		432	-
Total current liabilities		**9,188**	**7,928**
Non-current Liabilities:			
SAFE Convertible notes		664,070	664,070
Convertible promissory note		80,000	-
Accrued Interest- Convertible debt		2,801	-
Total non-current liabilities		**746,871**	**664,070**
Total Liabilities:		**756,059**	**671,998**

MYSWIMPRO, INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Equity:		
Common stock, authorized 5,000,000 shares, 1,012,500 shares issued and outstanding, $ 0.0001 par value	101	101
Additional Paid-in Capital- Stock Options	11,425	2,875
Accumulated Profits (losses)	144,415	481
Net income (loss)	89,842	143,934
Total Equity:	**245,783**	**147,391**
Total Liabilities & Equity	**1,001,842**	**819,389**

The accompanying notes are an integral part of these financial statements.

MYSWIMPRO, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue, net of refunds	$	899,753	1,114,563
Company sponsorships		59,944	11,500
Other revenues		10,055	-
Total revenues		**969,752**	**1,126,063**
Expenses:			
Salaries, benefits & Payroll taxes		452,356	400,230
Taxes		25	1,456
Conferences & Tradeshows		-	4,660
IT software & consumables		47,955	18,701
Insurance		4,604	3,838
Legal & Professional Services		10,452	11,839
Advertising & Marketing		26,439	108,490
Travel		801	17,114
Meals & Entertainment		20	2,234
Contractors		164,938	68,486
Rent		3,908	12,136
Office supplies		13,990	20,785
Bank Charges & Fees		489	118
Interest expenses		2,801	-
Merchant Fees		218,781	291,851
Gifts & Charitable contributions		3,125	4,549
Postage, Freight & Courier		2,139	6,730
Miscellaneous expenses		2,637	3,895
Stock based compensation expense		8,550	2,875
Loss on Disposal of Assets		1,300	-
Depreciation		3,117	2,142
Total Expenses		968,427	982,129
Income from operations (loss)		**1,325**	**143,934**
Other Income (Expenses):			
SBA- Paycheck protection program grant		85,715	-
Other Income		2,802	-
Total Other Income (expenses)		**88,517**	**-**
Net income (loss) for the year		**89,842**	**143,934**

The accompanying notes are an integral part of these financial statements.

MYSWIMPRO, INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock	Amount	Retained Earnings (accumulated deficit)	Additional paid-in Capital- Stock options	Total
Beginning Balance, December 31, 2018	1,012,500	101	481	-	**582**
Issuance of Common Stock	-	-	-	-	-
Stock based compensation expense	-	-	-	2,875	**2,875**
Net income (loss)	-	-	143,934	-	**143,934**
Ending Balance, December 31, 2019	**1,012,500**	**101**	**144,415**	**2,875**	**147,391**
Issuance of Common Stock	-	-	-	-	**-**
Stock based compensation expense	-	-	-	8,550	**8,550**
Net income (loss)	-	-	89,842	-	**89,842**
Ending Balance, December 31, 2020	**1,012,500**	**101**	**234,257**	**11,425**	**245,783**

The accompanying notes are an integral part of these financial statements.

MYSWIMPRO, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:		
Net Income	$ 89,842	143,934
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	3,117	2,142
Loss on disposal of assets	1,300	-
Stock based compensation expense	8,550	2,875
Accrued Interest- Convertible debt	2,801	-
Changes in:		
Merchant cash receivable	4,902	(46,349)
Credit Cards	828	(15,905)
Accrued expenses	432	-
Net cash provided (used) by operating activities	**111,772**	**86,697**
Cash flow From Investing Activities:		
Purchase of Computers	(1,746)	(14,048)
Software additions	(116,188)	(89,493)
Net cash provided (used) by investing activities	**(117,934)**	**(103,541)**
Cash flow from Financing Activities		
Issuance of Convertible debt	80,000	-
SAFE investments	-	487,801
Net cash provided (used) by financing activities	**80,000**	**487,801**
Increase (decrease) in Cash	73,838	470,957
Cash, beginning of year	671,540	200,583
Cash, end of year	$ **745,378**	**671,540**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

MYSWIMPRO, INC. ('the Company'), is a technology and media corporation formed on March 23, 2015, in Delaware. The Company developed the 'MySwimPro' application ('the application'), which provides personalized swim and dryland training, coaching and motivation to help people improve their performance and health. The application syncs with Apple Inc. and Garmin watches and is downloadable on iOS and Android smartphones. The application was named 'Apple's app of the year' for Apple watch in 2016.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

MYSWIMPRO, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Fixed assets consisted of Computers as of December 31, 2020, and December 31, 2019. Depreciation expense totaled $3,117 and $2,142 for the years 2020 and 2019, respectively. Depreciation for computers is charged based on a 5-year useful life.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software costs that were incurred by the Company.

Software costs that were capitalized consist of fees paid to third parties for services provided to develop the software during the application development stage and payroll related costs for employees who are directly associated with and who devote time to developing the software, to the extent of the time spent directly on the project and activities include but are not limited to coding and testing during the application development stage.

No amortization costs were allocated for the years 2019 and 2020 as the straight-line method of amortization is not representative of the software's use. Yearly testing of impairment was deemed a more systematic and rational basis to reflect changes in the software's carrying value considering the current impact of obsolescence, technology, competition and technological advances in general on the Company's software.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

Convertible promissory note

In 2020, the company issued a convertible promissory note to Invest Detroit Foundation. The note accrues interest at the rate of 6% per annum. The entire principal amount of and accrued interest on this note are convertible into shares of the Company's equity securities if the note is not repaid by the maturity date of June 1, 2022.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors and other parties as a payable.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

Income taxes are recorded in accordance with Accounting Standards Codification Topic 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

The Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21%, and among other changes, eliminates net operating loss carrybacks for losses arising in taxable years beginning after December 31, 2017. Further, operating losses arising in tax years after December 31, 2017, are carried forward indefinitely. The Act did not result in any material changes to our financial statements or results of operations.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of January 7, 2021, the SPA PPP loan of $85,715 was fully forgiven.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2019, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Financing Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

The Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("Senior Preferred Holders") and (ii) the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "Senior Preferred Holders' Payment") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is five million (5,000,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 1,012,500 and 1,012,500, respectively.

Equity Incentive plans

The Company's Board of Directors adopted an Incentive Stock option and restricted stock plan in 2019. Options granted under the Plan can either be stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, generally referred to as incentive stock options (ISOs), and stock options that do not meet such requirements, or "Non-Qualified Options". The exercise price per share of an option may not be less than the fair market value per share of the Company's common stock on the day the option is granted.

As of December 31, 2020, and December 31, 2019, the total number of Stock Options granted under this plan was 36,500 and 18,500, respectively at an average fair value of $1.385 per share.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through March 31, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.